EXHIBIT 12.1

Statement of computation of ratio of earnings to fixed charges

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999

			(dollars in thousands)
Income before provision for income taxes	$151,984	$55,998	$123,952	$67,781	$53,525	$51,745	$47,718
Interest incurred	44,116	34,252	47,188	26,783	21,908	26,012	24,500
Less interest capitalized	(44,116)	(34,252)	(47,188)	(26,783)	(21,681)	(20,455)	(18,347)
Amortization of capitalized interest included in cost of sales	41,720	17,437	36,376	28,109	20,537	21,373	23,771
Cash distributions of income from unconsolidated joint ventures	—	23,857	37,501	24,621	18,404	24,865	7,604
Less equity in loss (income) of unconsolidated joint ventures	451	(19,734)	(31,236)	(27,748)	(22,384)	(24,416)	(17,859)

Earnings	$194,155	$77,558	$166,593	$92,763	$70,309	$79,124	$67,387

Interest incurred:
Interest expensed	$—	$—	$—	$—	$227	$5,557	$6,153
Interest capitalized	44,116	34,252	47,188	26,783	21,681	20,455	18,347

Fixed Charges	$44,116	$34,252	$47,188	$26,783	$21,908	$26,012	$24,500

Ratio of Earnings to Fixed Charges	4.40x	2.26x	3.53x	3.46x	3.21x	3.04x	2.75x